UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Nomad Foods Limited

(Name of Issuer)

Ordinary Shares, No Par Value

(Title of Class of Securities)

G6564A105

(CUSIP Number)

Mariposa Acquisition II, LLC

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

Attn: Martin E. Franklin

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. G6564A 105		Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,229,235*
	8	SHARED VOTING POWER 10,774,151*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,774,151*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,003,386*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A 105		Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,868,600*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,868,600*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,868,600*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5

SCHEDULE 13D
CUSIP No. G6564A105		Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mariposa Acquisition II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A105		Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ian G.H. Ashken
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,118,126*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,126*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A105		Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tasburgh, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,118,126*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,118,126*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A105		Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James E. Lillie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 21,528*
	10	SHARED DISPOSITIVE POWER 1,089,581*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,109*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A105		Page 8 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Powder Horn Hill Partners II. LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,089,581*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,089,581*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A105		Page 9 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Desiree DeStefano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,277*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,277*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,277*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	See Item 5.

SCHEDULE 13D
CUSIP No. G6564A105		Page 10 of 15 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Desiree DeStefano Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,277*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,277*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,277*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	See Item 5.

Item 1. Security and Issuer.

This Amendment No. 4 (the “Amendment”) is being jointly filed by Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”), Mariposa Acquisition II, LLC, a Delaware limited liability company (“Mariposa” and together with Franklin and the Franklin Trust, collectively referred to as the “Franklin Reporting Persons”), Ian G.H. Ashken (“Ashken”), Tasburgh, LLC, a Connecticut limited liability company (“Tasburgh”, and together with Ashken, the “Ashken Reporting Persons”), James E. Lillie (“Lillie”), Powder Horn Hill Partners II, LLC, a Florida limited liability company (“PHHP”, and together with Lillie, the “Lillie Reporting Persons”), Desiree A. DeStefano (“DeStefano”) and the Desiree A. DeStefano Revocable Trust (the “DeStefano Trust”, and together with DeStefano, the “DeStefano Reporting Persons”) to amend the Statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “Commission”) on January 12, 2018 (as amended by Amendment No. 1 filed on June 15, 2018, Amendment No. 2 filed on January 7, 2019 and Amendment No. 3 filed on January 6, 2020, the “Statement”) with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Nomad Foods Limited, a company incorporated with limited liability under the laws of the British Virgin Islands (the “Issuer”). The principal executive offices of the Issuer are located at No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex TW14 8HA, United Kingdom. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged. Capitalized terms used but not otherwise defined in this Amendment shall have the meanings set forth in the Statement. The Franklin Reporting Persons, the Ashken Reporting Persons, the Lillie Reporting Persons and the DeStefano Reporting Persons are collectively referred to herein as the “Reporting Persons”.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following:

On January 4, 2021, Mariposa was issued 1,937,518 Ordinary Shares by the Issuer (the “2020 Dividend Shares”) as a dividend on its Founder Preferred Shares. The number of 2020 Dividend Shares issued was based on the share price appreciation of the Ordinary Shares as described in the Issuer’s amended and restated memorandum and articles of association. Effective as of January 6, 2021, Mariposa distributed the 2020 Dividend Shares to its members for no consideration pursuant to its governing document, including 852,507 Ordinary Shares to the Franklin Trust, 484,380 Ordinary Shares to RSMA, LLC, 145,314 Ordinary Shares to Tasburgh, 145,314 Ordinary Shares to PHHP and 19,375 Ordinary Shares to the DeStefano Trust.

On January 6, 2021, Franklin, Ashken and Lillie amended and restated the existing 2018 Proxy Agreement and 2019 Proxy Agreement by entering into the Amended and Restated Irrevocable Proxy Agreement (the “2021 Proxy Agreement”), which, among other things, made Ashken and Lillie parties to, and removed Tasburgh, PHHP and the DeStefano Trust from, the 2021 Proxy Agreement. Pursuant to the 2021 Proxy Agreement, each of Ashken and Lillie granted Franklin an irrevocable proxy to vote, for so long as Franklin serves as a director on the Issuer’s board of directors, all Ordinary Shares beneficially owned, directly or indirectly, by each of them (which includes all Ordinary Shares held directly by Tasburgh and PHHP, respectively) (i) as of the date of the 2021 Proxy Agreement and (ii) that may be acquired after the date of the 2021 Proxy Agreement (in each case, to the extent that each of them has the power to vote or direct the vote of such Ordinary Shares). As a result of the 2021 Proxy Agreement, the DeStefano Reporting Persons are no longer considered a member of the “group” for purposes of Section 13(d) under the Exchange Act (the “Group”).

1

Item 5. Interest in Securities of the Issuer.

Paragraphs (a) – (c) of the Statement are hereby amended and restated in their entirety as follows:

(a) - (b)

As of the date hereof, Franklin beneficially owns 13,003,386 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days) consisting of (i) shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, 10,774,151 Ordinary Shares (which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days) controlled or held, directly or indirectly, by one or more of the Franklin Reporting Persons and (ii) sole power to vote, or to direct the vote, of 2,229,235 Ordinary Shares held directly by Tasburgh, PHHP and Lillie (each as further described below).

Each of Franklin, the Franklin Trust and Mariposa has shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of, an aggregate of 13,003,386, 7,868,600 and 750,000 Ordinary Shares (each of which includes Founder Preferred Shares convertible into Ordinary Shares within 60 days), respectively. The shares beneficially owned by Franklin consist of (i) 7,118,600 Ordinary Shares held directly by the Franklin Trust, (ii) 3,631,939 Ordinary Shares held by RSMA LLC (all of which are deemed to be beneficially owned by Franklin and 726,388 of which are held directly by the Trust), (iii) 750,000 Founder Preferred Shares held by Mariposa that are convertible at any time at the option of the holder into the same number of Ordinary Shares and (iv) 1,118,126, 1,089,581 and 21,528 Ordinary Shares held by Tasburgh, PHHP and Lillie, respectively (which Franklin has the sole power to vote pursuant to the Proxy Agreements). In the aggregate, such 13,003,386, 10,774,151, 7,868,600 and 750,000 Ordinary Shares represent approximately 7.4%, 6.1%, 4.5% and 0.4%, respectively, of all outstanding Ordinary Shares (calculated based on 176,055,933 Ordinary Shares outstanding as of January 4, 2021 (as reported in the Issuer’s Report on Form 6-K filed on January 4, 2021) and assuming the conversion of Mariposa’s Founder Preferred Shares, but without including any conversion of Founder Preferred Shares held by any other person). Franklin indirectly owns 69% of Mariposa, representing a pecuniary interest in 517,500 Founder Preferred Shares.

2

As of the date hereof (i) the Ashken Reporting Persons may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 1,118,126 Ordinary Shares, (ii) the Lillie Reporting Persons may be deemed to beneficially own and have (A) shared power to dispose, or to direct the disposition of, an aggregate of 1,089,581 Ordinary Shares and (B) sole power to dispose, or to direct the disposition of, an aggregate of 21,528 Ordinary Shares and (iii) the DeStefano Reporting Persons (who will no longer be considered members of the Group or Reporting Persons hereunder) may be deemed to beneficially own and have shared power to dispose, or to direct the disposition of, an aggregate of 145,277 Ordinary Shares. In the aggregate, such 1,118,126, 1,089,581, 21,528 and 145,277 Ordinary Shares represent approximately 0.6%, 0.6%, 0.01%, and 0.1% of all outstanding Ordinary Shares (calculated based on 176,055,933 Ordinary Shares outstanding as of January 4, 2021 (as reported in the Issuer’s Report on Form 6-K filed on January 4, 2021)). Each of Tasburgh, PHHP and the DeStefano Trust directly owns 7.5%, 7.5% and 1%, respectively of Mariposa, representing a pecuniary interest in 56,250, 56,250 and 7,500 Founder Preferred Shares.

(c)	Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

Item 7. Materials to be Filed as Exhibits.

Exhibit B — Joint Filing Agreement among the Reporting Persons, dated June 15, 2018 (incorporated by reference to Exhibit B to the Amendment filed by the Reporting Persons with respect to the Issuer on June 15, 2018).

Exhibit D — Amended and Restated Irrevocable Proxy Agreement, dated January 6, 2021.

3

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2021	MARIPOSA ACQUISITION II, LLC

	By:	/s/ Martin E. Franklin
Name: Martin E. Franklin
Title: Manager

MARTIN E. FRANKLIN REVOCABLE TRUST

	By:	/s/ Martin E. Franklin
Martin E. Franklin, as settlor and trustee of the Martin E. Franklin Revocable Trust

	By:	/s/ Martin E. Franklin
Martin E. Franklin

TASBURGH, LLC

	By:	/s/ Ian G. H. Ashken
Name: Ian G. H. Ashken
Title: Managing Member

	By:	/s/ Ian G. H. Ashken
Ian G. H. Ashken

[Signature Page to Amendment]

POWDER HORN HILL PARTNERS II, LLC

By:	/s/ James E. Lillie
	Name:	James E. Lillie
	Title:	Managing Member

By:	/s/ James E. Lillie
James E. Lillie

THE DESIREE DESTEFANO REVOCABLE TRUST

By:	/s/ Desiree A. DeStefano
	Name:	Desiree A. DeStefano
	Title:	Trustee

By:	/s/ Desiree A. DeStefano
Desiree A. DeStefano

[Signature Page to Amendment]